FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F                                   Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____________

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___________

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Appoints Collin Kettell as Chief Executive Officer & Vijay Mehta as Independent Director

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 14, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that Collin Kettell has been appointed CEO of the Company and that Vijay Mehta has joined as a member of the Company's board of directors. As part of a planned transition Craig Roberts has resigned as CEO and as a director of the Company and will continue with the Company as a full-time consultant in the role of Lead Advisor.

Stated Collin Kettell, Chair and CEO: "New Found finds itself in an enviable position at a time when investors are showing renewed interest in gold and gold equities. To date we have made multiple high-grade gold discoveries over approximately 2.7km of strike along the Appleton Fault Zone that have each yielded spectacular high-grade gold drill intervals. We now have a dedicated team of over 180 staff and contractors on site, 11 drills currently running, soon ramping up to 14, executing on a planned 400,000m drill program, and construction of our new 25,000 square foot Gigashack core logging facility is well advanced. When I asked Craig to join as CEO in early 2020, he committed to this role for several years with the intention that I would transition into the CEO role over this time frame. We both agree that the time is now right for this transition. I would like to thank Craig for his significant contributions in building the Company and look forward to continuing to work closely with him in our new roles.

I am also pleased to welcome Vijay Mehta as an independent director of the Company. Vijay is co-founder of Arkview Capital, a minority-certified private equity fund based in New York that is focused on investing in diversity-oriented businesses. Prior to founding Arkview, Vijay was a Managing Director at Ziff Brothers Investments ("ZBI"), a multi-billion family office based in New York. Prior to ZBI, Vijay worked at the private equity fund Texas Pacific Group (“TPG”), where he focused on the energy and industrial sectors, and prior to TPG, he worked in the Investment Banking Division at Morgan Stanley. Vijay graduated summa cum laude from the University of Pennsylvania’s Huntsman Program in International Studies & Business, earned an MBA from the Harvard Business School, and is qualified as a Chartered Financial Analyst. Vijay's areas of focus include investing based on ESG standards. I am excited for the contributions and insights Vijay will bring to our board.”

Stated Craig Roberts, P.Eng., Lead Advisor: "I would like to thank Collin and all of the New Found team for the opportunity to work with them as CEO in advancing the Company over the last several years. It has been an exciting and rewarding experience. I very much look forward to continuing to work with Collin and the New Found team in a new role."

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 38% complete. The Company is well funded for this program with a working capital balance of approximately $106 million as of April 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chair and Chief Executive Officer
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: April 14, 2022	By:	/s/ Craig Roberts,
Chief Executive Officer